BASIS OF PRESENTATION
This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") for the three months and year ended December 31, 2021 is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2021 ("Annual Financial Statements"). Our Annual Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of March 14, 2022.
Additional information relating to Westport Fuel Systems, including our Annual Information Form ("AIF") and Form 40-F each for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the impact of the acquisition of Stako sp. zo.o. ("Stako") on our business, the orders or demand for our products (including from our HPDI 2.0TM fuel systems) supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's HPDI 2.0 fuel systems engine, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, margin pressure in 2022 and the timing for amelioration of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply, and demand for our products, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

FULL YEAR 2021 HIGHLIGHTS

•Revenues of $312.4 million, an increase of 24% as we continue to recover from COVID-19 pandemic's economic impact and global supply chain issues
•Net income of $13.7 million and net income per share of $0.09
•Completed Stako acquisition for a total purchase price of $7.1 million, for which we recognized a bargain purchase gain of $5.9 million.
•Total net proceeds of $120.7 million raised through equity offerings
•Refinanced the Export Development Canada ("EDC") COVID-19 credit facility and non-revolving term facility to a $20.0 million term loan with a maturity date of September 15, 2026
•On November 2, 2021, we announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil and Gas company. Westport Fuel Systems will supply 60,000 liquefied petroleum gas systems over the next 18 months with related spare parts for a total value of €9 million
•Attributable Cummins Westport Inc. ("CWI") net income of $33.0 million. On February 7, 2022, we agreed to sell 100% of our shares in CWI to Cummins Inc. for proceeds of approximately $22.2 million, along with our interest in the joint venture's intellectual property for an additional $20.0 million. We received proceeds of $31.4 million, net of a $10.8 million holdback, after the closing date. See CWI section in this MD&A and note 7 in the Annual Financial Statements for more details

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS
Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors, directly to OEMs and to supplier OEMs and we provide delayed OEM services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.
The majority of our revenues are generated through the following businesses:
•Independent aftermarket ("IAM"): We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.
•Delayed OEM ("DOEM"): We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
•Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
•Heavy-duty OEM: We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
•Electronics: We design, industrialize and assemble electronic control modules.
•Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines. This segment of our business saw substantial growth in 2021 and remained strong in the current quarter.
•Fuel Storage: We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

HPDI™
Our HPDI™ technology is in the early stage of commercialization in the Heavy-duty OEM segment. Meaningful increases in sales volumes are required for the HPDI 2.0 fuel systems business to benefit from economies of scale. Sales volumes with our initial launch partner have grown year-over-year despite the economic impact of COVID-19 and the related global supply chain challenges. We anticipate additional growth in sales volumes in China, the largest market for natural gas powered commercial vehicles, from our supply arrangement with WWI, as well as additional OEMs entering into supply agreements for our HPDI 2.0 fuel systems technology. In March 2021, we entered into an investment agreement with our Tier 1 global injector manufacturing partner to expand production at their facility in Yantai, China in anticipation of increased demand for fuel injectors to the growing global market for HPDI 2.0 fuel systems. During the first quarter of 2021, WWI agreed to extend the term of the original supply agreement signed in 2018 to December 31, 2024 and increased the minimum purchase of HPDI 2.0 fuel systems components required to produce a minimum of 25,000 engines by the end of 2024, up from 18,000 engines.
Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. Although production challenges caused by supply chain issues experienced by our initial OEM launch partner negatively impacted our sales volumes of HPDI 2.0 fuel systems products in 2021, sales volumes to our initial OEM launch partner improved in the fourth quarter of 2021 as production increased to meet end-customer demand.
CWI

We generated a significant portion of our income from CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. The joint venture term ended on December 31, 2021 as per the joint venture agreement. On February 7, 2022, we agreed to sell 100% of our shares in CWI for proceeds of approximately $22.2 million, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins also agreed to purchase our interest in the intellectual property for proceeds of $20.0 million. We received proceeds of $31.4 million, net of a $10.8 million holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current recorded extended warranty obligation. Any unused amounts will be repaid to us at the end of the three-year term. Cummins agreed to conduct an initial technical assessment of our hydrogen high pressure direct injection system for potential use on Cummins' hydrogen applications. We believe an integrated solution for natural gas and/or hydrogen using HPDI 2.0 fuel systems has an important role to play in the North American market as part of ongoing efforts to reduce carbon in heady-duty transportation applications.

Russia-Ukraine Conflict

We conduct a substantial portion of our LD OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. This Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. Potential consequences of the sanctions that could impact our business in Russia include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system by Russian entities to buy and pay for our products; (2) devaluation of the Ruble and the related impact on applicable exchange rates to negatively impact the competitiveness of our products; (3) government-owned entities (or partially owned entities) being potentially limited by sanctions from purchasing our products; and (4) a general deterioration of the Russian economy which may limit the ability for end customers to purchase our products. The full impact of the commercial and economic consequences of the conflict are uncertain at this time, and we cannot provide assurance that future developments in the Russian-Ukraine conflict would not have an adverse impact on the ongoing operations and financial condition of our business in Russia.

LIQUIDITY AND IMPACT OF COVID-19 ON OUR BUSINESS
The COVID-19 pandemic has had a significant impact on our businesses since March 2020 which led to temporary closure of production plants in Northern Italy in the first half of 2020. Since the second half of 2020, our sales and customer demand have continued to recover and our production plants have since remained open and have been in normal production operations during the full year of 2021. We continue to face ongoing global supply chain disruptions commonly experienced throughout the automotive industry (including shortages of raw materials and semiconductors, and cost inflation).
While we are cautiously optimistic about 2022, the global supply and effectiveness of vaccines and spread of new virus variants may adversely affect customer demand going forward and have a negative impact on our supply chain.

Global Supply Chain Challenges and Shortage of Semiconductors

The automotive industry and Westport Fuel Systems are currently experiencing global supply chain challenges to source semiconductors and other inputs to production due to supply shortages. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect the global semiconductor supply and raw materials shortage affecting the automotive industry will continue to impact our business for the foreseeable future. We are closely monitoring and making efforts to mitigate the impact of COVID-19 and the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Demand for medium- and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favorable fuel price economics. Sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued global shortage of semiconductors experienced by our OEM launch partner on its manufacturing production levels, that included temporary plant shutdowns during the third quarter of 2021. Although sales orders and production levels for trucks equipped with HPDI 2.0 fuel systems increased significantly in the fourth quarter of 2021 and are expected to ramp up in 2022, the risk of production delays due to supply chain challenges remain.

Further, we are experiencing supply chain challenges and high price inflation sourcing semiconductors, raw materials and parts for our other OEM and IAM businesses. The situation is evolving daily and could become material in the event of a prolonged supply chain disruption that results in production delays or end-customer demand declines.
Fuel Prices
There have been significant increases and continued global gaseous price fluctuations including LPG, LNG, and CNG for the year but also for liquid fuels including crude oil, diesel, and gasoline, which continue to persist due to uncertainty in supply levels and geopolitical risk. Fuel price increases of gaseous fuels that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our potential customers' decision to adopt such gaseous fuels as a transportation energy solution in the short term. Since the fourth quarter of 2021, we have observed softness in demand caused by the continued uncertainty of the elevated prices of gaseous fuels relative to diesel and gasoline. At this time, management is uncertain as to the duration of the price fluctuations and its impact on sales volumes, but remain cautiously optimistic that price differentials will return to historically normal ranges in the long term.

Long-term Profitability and Liquidity

During 2021, we raised $120.7 million through equity offerings to expand the production capacity of our HPDI 2.0 fuel systems products to meet customer demand, and to advance the research and development of our HPDI technology to decarbonize transportation economically and efficiently, including through the use of hydrogen fuel. The remainder of the proceeds will be allocated for potential acquisitions of bolt-on businesses that offer complementary capabilities or technologies to existing businesses and to further strengthen the balance sheet. We also successfully restructured $18.0 million of debt with EDC into a new five-year $20.0 million term loan with the support of the creditor to strengthen our liquidity and reduce our cost of capital through debt financing to align with our investment profile and expected cash flows of our HPDI business. Besides these financing activities, we participate in government wage-subsidy and other support programs in the countries where we operate when available. We have recorded $1.1 million in the year ended December 31, 2021 (December 31, 2020 - $6.1 million) related to these programs.

We believe that we have considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the Annual Financial Statements for the year ended December 31, 2021. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

We continue to sustain operating losses and negative cash flows from operating activities for the year. Despite the successful monetization of the CWI joint venture's intellectual property and the wind-up of CWI described above, the loss of income from the equity interest in the former CWI business will have a significant near-term impact on our annual cash flows from recurring operating losses as our Heavy-duty OEM business scales to profitable growth.

As at December 31, 2021, we have cash and cash equivalents of $124.9 million and cash used in operating activities of $43.8 million for the year ended December 31, 2021. The ability to continue as a going concern beyond March 2023 will be dependent on our ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of the HPDI business and on our ability to finance our long term strategic objectives and operations. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying Annual Financial Statements and the adjustments could be material.

Overview of Financial Results for 2021

Revenues of $312.4 million for the year ended December 31, 2021 were higher by 24%, compared to $252.5 million in the prior year, due to the continued recovery of sales volumes in our OEM and IAM businesses and the addition of $13.8 million in revenue from our recently acquired fuel storage business.

We reported net income of $13.7 million for the year ended December 31, 2021 compared to net loss of $7.4 million for the prior year. The $21.0 million increase was primarily the result of:
•increases in gross margin of $8.7 million from higher sales volumes,
•higher equity income from CWI of $9.2 million,
•bargain purchase gain of $5.9 million from the acquisition of Stako,
•income tax recovery of $8.1 million compared to an income tax expense of $1.4 million in the prior year,
•decrease in interest on long-term debt and accretion of royalty payable of $3.0 million and,
•higher interest and other income, offset by increases in expenditures in research and development and in general and administrative expenditures including lower government wage subsidy and support programs received, and lower foreign exchange gain.

We reported $17.5 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2021, compared to $14.7 million in the prior year.

SELECTED FINANCIAL INFORMATION
The following tables sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2021	2020	2019
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$312.4	$252.5	$305.3
Gross margin[1]	$48.2	$39.5	$68.2
Gross margin %[1]	15%	16%	22%
Loss from operations	$(30.5)	$(22.0)	$(21.4)
Income from investments accounted for by the equity method	$33.7	$24.0	$26.7
Net income (loss)	$13.7	$(7.4)	$0.0
Net income (loss) per share - basic	$0.09	$(0.05)	$0.00
Net income (loss) per share - diluted	$0.08	$(0.05)	$0.00
Weighted average basic shares outstanding (millions)	160.2	137.1	134.2
Weighted average diluted shares outstanding (millions)	162.1	137.1	144.1
EBIT[1]	$9.0	$2.1	$8.6
EBITDA[1]	$23.0	$16.1	$24.9
Adjusted EBITDA[1]	$17.5	$14.7	$28.4
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

	Three Months Ended December 31,
	2021	2020
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$82.7	$83.9
Gross margin[1]	$9.3	$13.0
Gross margin %[1]	11%	15%
Loss from operations	$(10.0)	$(0.7)
Income from investments accounted for by the equity method	$15.0	$9.9
Net income	$5.4	$4.1
Net income per share - basic	$0.04	$0.03
Net income per share - diluted	$0.03	$0.03
Weighted average basic shares outstanding (millions)	170.8	138.5
Weighted average diluted shares outstanding (millions)	172.7	143.5
EBIT[1]	$4.9	$9.3
EBITDA[1]	$8.4	$13.1
Adjusted EBITDA[1]	$10.0	$8.1
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2021	December 31, 2020
(expressed in millions of U.S. dollars)
Cash and short-term investments	$124.9	$64.3
Net working capital[1]	96.7	64.7
Total assets	471.3	346.3
Short-term debt	13.0	23.4
Long-term debt, including current portion	56.4	62.1
Royalty payable, including current portion	9.8	16.2
Non-current liabilities[1]	38.6	40.9
Total liabilities	234.9	242.2
Shareholder's equity	236.4	104.1
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). As discussed in note 7 of the Annual Financial Statements, the CWI joint venture ended as at December 31, 2021 and our 50% share in the joint venture was sold to Cummins on February 7, 2022. We recorded the investment as asset held for sale as at December 31, 2021 and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the Corporate equity income in 2021. The comparative segment information below was also adjusted.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the HPDI 2.0 fuel systems product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic and fuel storage businesses.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI was the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries. CWI engines were offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The purpose of the joint venture was to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI was a Delaware corporation owned 50% by Westport Fuel Systems Canada Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins.

On February 7, 2022, Westport Fuel Systems and Cummins agreed to a share purchase agreement for the sale of its stake in CWI with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins also agreed to purchase our interest in the intellectual property with proceeds to us from the sale of such intellectual property of $20.0 million. We received proceeds of $31.4 million, net of $10.8 million holdback, after the closing date. The holdback fund will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current extended warranty obligation. Any unused amounts will be repaid to the Company at the end of the three-year term.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three months ended December 31, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$57.4	$(5.0)	$2.1	$0.3
IAM	25.3	(1.3)	1.4	—
Corporate	—	(3.7)	0.1	14.7
Total consolidated	$82.7	$(10.0)	$3.6	$15.0

	Three months ended December 31, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$58.8	$(3.0)	$2.2	$0.5
IAM	25.1	1.3	1.6	—
Corporate	—	0.9	—	9.4
Total consolidated	$83.9	$(0.8)	$3.8	$9.9

Revenue

OEM
Revenue for the three months and year ended December 31, 2021 was $57.4 million and $195.5 million, respectively, compared with $58.8 million and $149.6 million for the three months and year ended December 31, 2020. OEM revenue decreased by $1.4 million in the fourth quarter mainly due to decrease in sales for our heavy-duty OEM impacted by year-over-year contractual HPDI 2.0 fuel systems price reductions to our initial OEM launch partner, partially offset by additional revenue of $6.7 million from the acquired fuel storage business.

OEM revenue increased by $45.9 million for the year. The increase was mainly due to higher sales in heavy-duty OEM, light-duty OEM, $13.8 million additional revenue from the acquired fuel storage business, and increased sales due to growth in our electronics business. The impact of COVID-19 was significant in the prior year period, which was impacted by plant shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. Heavy-duty OEM revenue was higher year-over-year and reflects higher sales volume, partially offset by year-over-year HPDI contractual price reductions, the impact on customer demand due to manufacturing delays caused by the shortage of semiconductors on our initial OEM launch partner.

IAM
Revenue for the three months and year ended December 31, 2021 was $25.3 million and $116.9 million, respectively, compared with $25.1 million and $102.9 million for the three months and year ended December 31, 2020. Revenue for the three months and year ended December 31, 2021 for the IAM business segment increased by $0.2 million and $14.0 million, respectively, primarily due to higher sales to African and South American markets, offset by softness in demand from the Russian and Turkish markets due to the rapid increase in LPG prices. We expect to see continued improvement in revenues from the IAM business segment for the full year of 2022, but temper expectations in the near term due to the elevated LPG prices in our key markets.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$57.4	$58.8	$(1.4)	(2)%	$195.5	$149.6	$45.9	31%
IAM	25.3	25.1	0.2	1%	116.9	102.9	14.0	14%
Total Revenue	$82.7	$83.9	$(1.2)	(1)%	$312.4	$252.5	$59.9	24%

Gross Margin for the three months ended December 31, 2021

OEM
Gross margin decreased year-over-year by $1.5 million to $5.1 million, or 9% of revenue, for the three months ended December 31, 2021 compared to $6.6 million, or 11% of revenue, for the same prior year period. The decrease in the fourth quarter gross margin and gross margin as a percentage of revenue were mainly due to an increase in material costs stemming from the global supply chain disruption across all business segments, change in sales mix for light-duty OEM and aforementioned year-over-year HPDI contractual price reductions, partially offset by additional gross margin from the acquired fuel storage business.

IAM
Gross margin decreased year-over-year by $2.2 million to $4.2 million, or 17% of revenue, for the three months ended December 31, 2021 compared to $6.4 million, or 25% of revenue, for the same prior year period. The decrease in gross margin and gross margin percentage was due to change in sales mix toward lower margin in the African market and higher material costs due to the global supply chain disruption. The prior year also benefited from government subsidies, which resulted in a higher gross margin percentage.

(expressed in millions of U.S. dollars)

	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2021	Revenue	2020	Revenue	$	%
OEM	$5.1	9%	$6.6	11%	$(1.5)	(23)%
IAM	4.2	17%	6.4	25%	(2.2)	(34)%
Total gross margin	$9.3	11%	$13.0	15%	$(3.7)	(28)%

Gross Margin for the year ended December 31, 2021

OEM

Gross margin increased year-over-year by $8.1 million to $20.4 million, or 10% of revenue, for the year ended December 31, 2021 compared to $12.3 million, or 8% of revenue, for the prior year. The increase in gross margin was due to higher sales volumes for HPDI 2.0 fuel system products and higher service revenue from heavy-duty OEM, increased sales volume in our light-duty OEM, and additional gross margin of $3.2 million from the acquired fuel storage business, partially offset by contractual HPDI price reductions and higher material costs. The prior year was impacted by a net warranty charge of $2.4 million related to the field service campaign of the pressure relief device for light-duty OEM vehicles.

IAM
Gross margin increased by $0.6 million to $27.8 million, or 24% of revenue, for the year ended December 31, 2021 compared to $27.2 million, or 26% of revenue, for the prior year. The decrease in gross margin as a percentage of revenue was due to change in sales mix toward lower margin African markets and higher material costs. The prior year also benefited from government subsidies, which resulted in a higher gross margin percentage.

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2021	Revenue	2020	Revenue	$	%
OEM	$20.4	10%	$12.3	8%	$8.1	66%
IAM	27.8	24%	27.2	26%	0.6	2%
Total gross margin	$48.2	15%	$39.5	16%	$8.7	22%

Research and Development Expenses ("R&D")

OEM
R&D expenses for the three months and year ended December 31, 2021 were $3.1 million and $19.3 million, respectively, compared to $4.9 million and $16.4 million for the same prior year periods. The decrease in the current quarter R&D expenses of $1.8 million is due to an increase in R&D activity in the last quarter of 2020 from shutdowns and delayed projects during COVID-19 pandemic. The increase in R&D expenses of $2.9 million for the year is primarily due to investments in improving and evolving HPDI technology. The prior year comparative periods include lower compensation expense in response to COVID-19 pandemic.

IAM
R&D expenses for the three months and year ended December 31, 2021 were $1.7 million and $5.9 million, respectively, compared to $1.4 million and $4.2 million for the same prior year periods. The increase in R&D expenses of $0.3 million for the quarter and $1.7 million for the year are primarily due to higher compensation expense as R&D projects resumed in the current year. The prior year comparative periods include lower compensation expense in response to the COVID-19 pandemic and higher government wage subsidies received in 2020.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$3.1	$4.9	$(1.8)	(37)%	$19.3	$16.4	$2.9	18%
IAM	1.7	1.4	0.3	21%	5.9	4.2	1.7	40%
Corporate	—	0.1	(0.1)	(100)%	—	0.4	(0.4)	(100)%
Total R&D	$4.8	$6.4	$(1.6)	(25)%	$25.2	$21.0	$4.2	20%

Selling, General and Administrative Expenses ("SG&A")

OEM
SG&A expenses for the three months and year ended December 31, 2021 were $6.1 million and $20.5 million, respectively, compared to $3.6 million and $13.4 million for the same prior year periods. The increases of $2.5 million and $7.1 million for the respective periods are mainly due to resumption of activities to pre-COVID-19 levels, lower government wage subsidies and support programs received, and to a lesser extent, a 3.4% increase in the average Euro rate versus the U.S. dollar rate year-over-year that resulted in higher compensation expense.

IAM
SG&A expenses for the three months and year ended December 31, 2021 were $3.1 million and $16.8 million, respectively, compared to $3.0 million and $13.6 million for the same prior year periods. The increase of $3.2 million for the year is due to resumption of activities to pre-COVID-19 levels, lower government wage subsidies and support programs received, and to a lesser extent, a 3.4% increase in the average Euro rate versus the U.S. dollar rate year-over-year that resulted in higher compensation expense.

Corporate
SG&A expenses for the three months and year ended December 31, 2021 were $3.1 million and $12.5 million, respectively, compared to $4.3 million and $11.1 million for the same prior year periods. The decrease of $1.2 million in the current quarter is due to lower compensation expense. The increase of $1.4 million for the year is mainly due to resumption of activities to pre-COVID-19 levels, lower government wage subsidies and support programs received, and to a lesser extent, a 6.7% increase in the average Canadian dollar rate versus the U.S. dollar rate year-over-year that resulted in higher compensation expense.

 (expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$6.1	$3.6	$2.5	69%	$20.5	$13.4	$7.1	53%
IAM	3.1	3.0	0.1	3%	16.8	13.6	3.2	24%
Corporate	3.1	4.3	(1.2)	(28)%	12.5	11.1	1.4	13%
Total SG&A	$12.3	$10.9	$1.4	13%	$49.8	$38.1	$11.7	31%

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in note 7 of our Annual Financial Statements and discuss revenue and gross margins in this MD&A. The following table sets forth a summary of the financial results of CWI for the years ended December 31, 2021 and 2020, and three months ended December 31, 2021 and 2020:

	Three months ended December 31,		Change		Years ended December 31,		Change
	2021	2020	$	%	2021	2020	$	%
(expressed in millions of U.S. dollars except for number of units)
Unit sales	2,648	2,288	360	16%	8,290	7,065	1,225	17%
Product revenue	$79.6	$70.9	$8.7	12%	$252.1	$219.2	$32.9	15%
Parts revenue	$32.1	$25.1	$7.0	28%	$115.4	$104.3	$11.1	11%
Total revenue	$111.7	$96.0	$15.7	16%	$367.5	$323.5	$44.0	14%
Gross margin	$39.2	$28.5	$10.7	38%	$99.1	$87.3	$11.8	14%
Gross margin %	35%	30%			27%	27%
Net income before income taxes	$33.3	$24.5	$8.8	36%	$78.9	$62.0	$16.9	27%
Net income	$29.5	$18.7	$10.8	58%	$65.9	$47.5	$18.4	39%
Net income attributable to the Company	$14.8	$9.4	$5.4	57%	$33.0	$23.8	$9.2	39%

Revenue for the three months ended December 31, 2021

Revenue for the three months ended December 31, 2021 was $111.7 million compared to $96.0 million year-over-year. Unit sales for the three months ended December 31, 2021 were 2,648 compared to 2,288 year-over-year. The increase in unit sales was due to the timing of sales from the slowdown in Q3 2021 due to supply chain issues. Parts revenue for the three months ended December 31, 2021, was $32.1 million compared to $25.1 million year-over-year.

Revenue for the year ended December 31, 2021

Revenue for the year ended December 31, 2021 was $367.5 million compared to $323.5 million year-over-year. Unit sales for the year ended December 31, 2021 were 8,290 compared to 7,065 for the prior year. Unit sales were higher during the year ended December 31, 2021 compared to the prior year reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Parts revenue for the year ended December 31, 2021 was $115.4 million compared to $104.3 million for the prior year.

Gross Margin for the three months ended December 31, 2021

Gross margin increased by $10.7 million to $39.2 million from $28.5 million, for the current quarter due to the favorable warranty adjustment in the current quarter. The increase in gross margin percentage from 30% to 35% of revenue in the current quarter is largely driven by increases in sales volume of high-margin parts revenue.

Gross Margin for the year ended December 31, 2021

Gross margin increased by $11.8 million to $99.1 million from $87.3 million, mainly due to higher revenue compared to the prior year period. The gross margin percentage has remained consistent year-over-year.

Other significant expense and income items for the year ended December 31, 2021

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, assets held for sale, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2021, we recognized a foreign exchange gain of $2.0 million compared to a foreign exchange gain of $4.3 million for the year ended December 31, 2020. The gain recognized in the current year primarily relates to unrealized foreign exchange gains that resulted from the translation of U.S. dollar cash balances partially offset by the translation of the U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the years ended December 31, 2021 and December 31, 2020 were $14.0 million for both periods. The amounts included in cost of revenue for the same periods were $8.7 million and $7.8 million, respectively. Depreciation and amortization has remained consistent year-over-year.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Interest expense on long-term debt	$0.7	$1.7	$3.6	$4.3
Royalty payable accretion expense	(0.1)	1.6	1.4	3.7
Total interest on long-term debt and accretion on royalty payable	$0.6	$3.3	$5.0	$8.0

The decrease in interest expense on long-term debt for the three months ended December 31, 2021 compared to prior year period was mainly due to our refinancing efforts during the COVID-19 pandemic, with lower cost of borrowing achieved through government-sponsored debt programs in Canada and Italy and the conversion of the convertible notes held by Cartesian (defined in note 15 in our Annual Financial Statements) on January 21, 2021 and August 31, 2021. The royalty payable accretion expense decreased as we continued to make repayments as scheduled and adjusted the current quarter accretion expense due to a change in estimate on future royalty repayments.

Bargain purchase gain from acquisition of Stako was $5.9 million as the fair value of assets acquired and liabilities assumed exceeded the total transaction date fair value of consideration paid. See note 4 in our Annual Financial Statements for more details.

Income tax recovery for the year ended December 31, 2021 was $8.1 million compared to $1.4 million of income tax expense in the prior year. This was primarily related to recognition of the tax benefits of a step up in the tax basis of certain of our Italian assets. This step up was a result of recent measures introduced in Italy by art. 110 of the Law Decree No. 104/2020 converted in the Law n. 126/2020, enacting "Urgent measures to support and relaunch the economy".

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents, including restricted cash, increased by $60.6 million to $124.9 million from $64.3 million at December 31, 2020. The increase was directly attributed to the marketed public offering of common shares and the at-the-market ("ATM") offering conducted during the year, offset by the cash outflows described below. Refer to note 18 in our Annual Financial Statements for details on the marketed public offering and the ATM program for more details.

COVID-19 and its related economic impact on customer demand and our supply chain materially impacted our business. We were able to access various government supports related to the COVID-19 pandemic, and we have significantly strengthened our balance sheet by negotiating more attractive financing rates, and extending maturity of our debt to ensure sufficient liquidity to meet obligations.

Cash Flow from Operating Activities
For the year ended December 31, 2021, net cash flow used in operating activities increased by $8.7 million to $43.8 million, from the $35.1 million in the year ended December 31, 2020. The increase in cash used in operating activities is primarily due to the increase in inventory in anticipation for next year's customer demands and increases in operating expenditures.

Cash Flow from Investing Activities

Our net cash flows from investing activities consisted primarily of cash acquired through dividends received from joint ventures, offset by purchases of property, plant and equipment and the acquisition of Stako, net of acquired cash.

For the year ended December 31, 2021, our net cash flows received from investing activities were $2.3 million compared to $13.8 million for the year ended December 31, 2020. The decrease in net cash flows compared to the prior year is due to increase in capital expenditures by $7.3 million to $14.2 million, and the acquisition of Stako for $5.9 million. The dividends received from our joint ventures were comparable year-over-year.
Cash Flow from Financing Activities

For the year ended December 31, 2021, our net cash flows from financing activities were $104.7 million, an increase of $65.0 million compared to net cash flows from financing activities of $39.7 million during the year ended December 31, 2020. In 2021, we received $12.8 million in net proceeds from the issuance of 1,819,712 common shares through our ATM equity offering in the first quarter of 2021. We also received $107.9 million, net of transaction costs, from a marketed public offering which closed on June 8, 2021. We amended our term loan with EDC in the fourth quarter of 2021, which resulted in $1.0 million additional borrowings, net of repayments. This was offset by repayment of the royalty payable to Cartesian of $7.5 million and a net decrease of $4.5 million in the drawdown from our revolving financing facility with HSBC.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$99.2	$99.2	$99.2	$—	$—	$—
Short-term debt (1)	13.0	13.0	13.0	—	—	—
Long-term debt, principal (2)	56.4	56.4	11.3	24.8	19.7	0.6
Long-term debt, interest (2)	—	6.0	2.2	2.9	0.9	—
Long-term royalty payable (3)	9.9	13.5	5.1	5.4	2.9	—
Operating lease commitments (4)	28.6	32.8	4.2	6.6	4.6	17.4
	$207.2	$221.0	$135.0	$39.5	$28.2	$18.0

Notes

(1) For details of our short-term debt, see note 14 of the Annual Financial Statements.

(2) For details of our long-term debt, principal and interest, see note 15 of the Annual Financial Statements.

(3) For additional information on the long-term royalty payable, see note 16 of the Annual Financial Statements.

(4) For additional information on operating lease obligations, see note 13 of the Annual Financial Statements.

SHARES OUTSTANDING

For the year ended December 31, 2021, the weighted average number of shares used in calculating the income per share was 160,232,742. During the year ended December 31, 2021, 875,703 share units were granted to directors, executives and employees (2020 - 525,807 share units). This included 417,719 Restricted Share Units ("RSUs") (2020 - 504,907 RSUs) and 457,984 Performance Share Units ("PSUs") (2020 - 20,900 PSUs). The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2021		March 14, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	170,799,325		171,180,056
Share units
Outstanding	1,866,433	2.98	1,468,489	N/A
Exercisable	61,086	2.84	17,213	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of the Annual Financial Statements. Actual amounts may vary significantly from estimates used.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our Annual Financial Statements. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and are included in cost of revenue. We provide warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents our best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents our best estimate of the costs to be incurred in the next twelve-month period. We use historical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by us and the timing will depend on actual failure rates and cost to repair failures of our products.

Revenue Recognition

We generate revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when the obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Inventories

Our inventories consist of our fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost or first-in, first-out. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. We record inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, we record a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of our future demand forecast consistent with our valuation of excess and obsolete inventory.

PP&E and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

During the year ended December 31, 2021, we recorded an impairment charge of $0.5 million related to the write-down of property, plant and equipment ("PPE") in Rohan BRC, our India subsidiary. We concluded that there were no other impairment indicators as of December 31, 2021 related to PP&E.

We have significant investments in PP&E related to our HPDI business. The HPDI business is still in the early stages of commercialization, and, as a result, is currently generating losses. Based on our current projections, meaningful increases in component sales are expected compared to 2021 levels, allowing the business to benefit from economies of scale and become profitable. If these assumptions are not realized, we may be required to record an impairment on these assets in future periods.

Intangible assets

We concluded that there were no impairment indicators as of December 31, 2021 related to intangible assets. Therefore, no impairment on intangible assets was recorded in the year ended December 31, 2021.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures.

We evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2021 with the participation, and under the supervision, of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, our internal controls over financial reporting were effective for the period. In the second quarter of 2021, we identified a material weakness described below:

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Specifically, in the second quarter of 2021 a control in the accounting function to reconcile the intercompany transactions to final general ledger was not in place for a non-routine transaction, and a review control did not operate on a timely basis. As a result, we failed to identify an adjustment needed to eliminate revenue and cost of revenue recorded for a non-routine intercompany inventory sale in the second quarter.

We have remediated the material weakness identified by implementing additional controls over the accounting for and financial reporting of intercompany transactions and enhancing management review controls and procedures to detect and prevent material misstatements related to intercompany transactions. Our internal auditors concluded operating effectiveness after testing the aforementioned internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2021. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

Limitation on scope of design

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Stako. We completed the acquisition of Stako on May 30, 2021. Stako's contribution to our Annual Financial Statements for the year ended December 31, 2021 was approximately 6% of consolidated sales and 4% of total assets.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2021.

Except for the additional controls implemented over the accounting for and financial reporting of intercompany transactions aforementioned above, during the year ended December 31, 2021, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2021

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21
(expressed in millions of U.S. dollars except for per share amounts)	(1)	(2)				(3)
Total revenue	$67.2	$36.0	$65.4	$83.9	$76.4	$79.0	$74.3	$82.7
Cost of product and parts revenue	$62.9	$23.8	$55.4	$70.9	$63.4	$63.3	$64.2	$73.4
Gross margin	$4.3	$12.2	$10.0	$13.0	$13.0	$15.7	$10.1	$9.3
Gross margin percentage	6.4%	33.9%	15.3%	15.5%	17.0%	19.9%	13.6%	11.2%
Net income (loss)	$(15.3)	$3.0	$0.8	$4.1	$(3.1)	$17.2	$(5.8)	$5.4
EBITDA (3)	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4
Adjusted EBITDA (4)	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)	$10.0
U.S. dollar to Euro average exchange rate	0.91	0.91	0.85	0.84	0.83	0.83	0.85	0.87
U.S. dollar to Canadian dollar average exchange rate	1.35	1.39	1.33	1.30	1.27	1.23	1.26	1.26
Earnings (loss) per share
Basic and diluted	$(0.11)	$0.02	$0.01	$0.03	$(0.02)	$0.11	$(0.03)	$0.03
CWI net income attributable to the Company	5.3	4.2	4.9	9.4	6.4	8.0	3.8	14.8

Notes
(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) During the second quarter of 2021, we recorded a 5.9 million bargain purchase gain from the acquisition of Stako. See note 4 of the Annual Financial Statements for more details.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

NON-GAAP MEASURES

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other companies may calculate gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities differently.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin

	Years ended December 31,
	2021	2020	2019
(expressed in millions of U.S. dollars)
Revenue	$312.4	$252.5	$305.3
Less: Cost of revenue	$264.2	$213.0	$237.1
Gross Margin	$48.2	$39.5	$68.2

Gross Margin as a percentage of Revenue

	Years ended December 31,
	2021	2020	2019
(expressed in millions of U.S. dollars)
Revenue	$312.4	$252.5	$305.3
Gross Margin	$48.2	$39.5	$68.2
Gross Margin as a percentage of Revenue	15%	16%	22%

Net Working Capital

	December 31, 2021	December 31, 2020
(expressed in millions of U.S. dollars)
Accounts receivable	$101.5	$90.5
Inventories	83.1	51.4
Prepaid expenses	7.0	11.8
Assets held for sale	22.0	10.9
Accounts payable and accrued liabilities	(99.2)	(84.6)
Current portion of operating lease liabilities	(4.2)	(4.4)
Current portion of warranty liability	(13.5)	(10.7)
Net Working Capital	96.7	64.7

Non-Current Liabilities

	December 31, 2021	December 31, 2020
(expressed in millions of U.S. dollars)
Total liabilities	$234.9	$242.2
Less:
Total current liabilities	146.5	147.0
Long-term debt	45.1	45.7
Long-term royalty payable	4.7	8.6
Non-Current Liabilities	38.6	40.9

EBIT, EBITDA and Adjusted EBITDA

Our financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBIT, EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBIT and EBITDA

Westport Fuel Systems defines EBIT as net income or loss before taxes adjusted for net interest expense. Westport Fuel Systems defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21
Income (loss) before income taxes	$(16.0)	$4.6	$0.2	$5.3	$(2.8)	$9.1	$(5.4)	$4.6
Interest expense, net (1)	1.5	1.2	1.3	4.0	1.2	1.1	0.9	0.3
EBIT	(14.5)	5.8	1.5	9.3	(1.6)	10.2	(4.5)	4.9
Depreciation and amortization	3.4	3.4	3.4	3.8	3.5	3.7	3.3	3.5
EBITDA	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21
EBITDA	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4
Stock based compensation	0.6	0.6	0.9	0.3	0.1	0.5	0.7	0.6
Unrealized foreign exchange (gain) loss	6.9	(3.6)	(2.3)	(5.3)	0.7	(2.3)	(0.9)	0.5
Asset impairment	—	—	0.5	—	—	—	—	0.5
Bargain purchase gain	—	—	—	—	—	(5.9)	—	—
Adjusted EBITDA	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)	$10.0

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, which, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2021 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.